Exhibit (a)(5)(F)

GTCR ACQUIRES PROTECTION ONE

Acquisition Marks Third Collaboration with Security Industry Expert Tim Whall

Chicago, June 4, 2010 – GTCR, one of the country’s leading private equity firms, announced today the successful completion of the acquisition of Protection One, Inc. (“P-One”) (NASDAQ: PONE), a national provider of electronic security alarm monitoring services, by an affiliate of GTCR.

P-One is the third largest provider of electronic security monitoring services in the U.S. based on recurring monthly revenues (“RMR”) as reported in SDM Magazine, and is one of only three security monitoring companies with a nationwide footprint. P-One provides a full suite of electronic security monitoring services to both the residential and commercial markets. Services offered include burglary and fire protection, access control, video surveillance, maintenance and monitoring.

GTCR’s purchase of P-One marks its third collaboration with security industry expert Tim Whall, who previously partnered with GTCR on its successful investments in Cambridge Protection Industries (“Cambridge”) and HSM Electronic Protection Services, Inc. (“HSM”). Cambridge, operating through its SecurityLink brand, provided electronic security services to more than one million customers. Cambridge was sold to ADT for approximately $1 billion in cash in 2001. HSM was a leading provider of security services to the commercial market. HSM was sold to Stanley for $545 million in cash in 2007. Whall, previously the CEO of HSM and COO of Cambridge, will serve as P-One’s CEO.

“We are delighted to work with Tim again to build on our history of successfully growing and transforming businesses together,” said David Donnini, a GTCR principal. “Our successful track record working with Tim has been instrumental in our acquisition of Protection One. The search for finding the right company with Tim has been two years in the making. We are excited to invest in the alarm monitoring industry again and we believe Protection One is the best platform with which to achieve best-in-class operating metrics and profitable growth.”

“I am thrilled to be partnering with GTCR for the third time,” said Tim Whall. “The national footprint of Protection One positions the company well to accelerate growth in the attractive area of commercial sales. We will continue to cultivate Protection One’s strong base in residential sales while leveraging the company’s strengths within its developing commercial business through the use of new technology applications and an expansion of its sales force.”

The tender offer by GTCR’s affiliate Protection Acquisition Sub, Inc. (“Acquisition Sub”) for all outstanding shares of P-One and the associated withdrawal rights expired at 9:00 a.m., New York City time, on June 4, 2010. BNY Mellon Shareowner Services, the depositary for the tender offer, has advised that, as of the expiration time, 23,434,112 P-One shares were validly tendered and not properly withdrawn in the offer. All shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by Acquisition Sub. Acquisition Sub also exercised its “top-up” option granted under the previously announced merger agreement, pursuant to which P-One issued shares to Acquisition Sub, at the offer price of $15.50 per share, in an amount sufficient to ensure that Acquisition Sub and Protection Holdings, LLC (“Protection Holdings”), the indirect parent of Acquisition Sub, could effect a short-form merger.

As a result of the purchase of shares in the offer and the issuance of shares pursuant to the “top-up” option, Acquisition Sub and Protection Holdings had sufficient voting power to approve the merger without the affirmative vote of any other stockholder of P-One. Accordingly, Acquisition Sub and Protection Holdings have effected a short-form merger in which Acquisition Sub merged with and into P-One, with P-One surviving the merger and continuing as an indirect subsidiary of Protection Holdings. In the merger, each P-One share not previously purchased in the offer was converted, subject to appraisal rights, into the right to receive the same $15.50 per share price, net to the seller in cash, without interest thereon and less any applicable withholding taxes, that was paid in the offer. June 4, 2010 will be the last day P-One shares trade on the NASDAQ Global Market.

In connection with the transaction, Morgan Keegan & Company, Inc. and Barclays Capital served as M&A advisors and Barnes Associates served as an industry advisor to GTCR. Latham & Watkins LLP and Skadden, Arps, Slate, Meagher & Flom LLP provided legal counsel. GTCR’s investment in Protection One will be made from GTCR Fund IX, a private equity fund raised in 2006 with $2.75 billion of committed capital.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered the “Leaders Strategy” – finding and partnering with world-class leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8 billion in over 200 companies. For more information, please visit www.gtcr.com.

About Protection One

P-One is one of the largest vertically integrated national providers of sales, installation, monitoring, and maintenance of electronic security systems to homes and businesses and has been recognized as one of “America’s Most Trustworthy Companies” by Forbes.com. Network Multifamily, P-One’s wholly owned subsidiary, is the largest security provider to the multifamily housing market. P-One also owns the nation’s largest provider of wholesale monitoring services, the combined operations of CMS and Criticom International. For more information about Protection One, visit www.ProtectionOne.com.

Some statements in this release may constitute forward-looking statements. GTCR and its affiliates caution that forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. The information contained in this release is as of June 4, 2010. Except as required by law, GTCR and its affiliates do not assume any obligation to update any forward-looking statements contained in this release as a result of new information, future events or developments, or otherwise.

Media Contact:

Kellie Kennedy, The Harbinger Group

312-933-4903

kelliek@theharbingergroup.com